Exhibit 99.4
120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release

Shanghai employees — Update 1
17 July 2009
Sam Walsh, chief executive Iron Ore said, “Rio Tinto believes that the allegations in recent media reports that employees were involved in bribery of officials at Chinese steel mills are wholly without foundation. We remain fully supportive of our detained employees, and believe that they acted at all times with integrity and in accordance with Rio Tinto’s strict and publicly stated code of ethical behaviour.”
Rio Tinto remains very concerned about the four employees detained in Shanghai. The Australian Government is keeping the company fully briefed on its efforts to assist them. Rio Tinto will continue to work to support the employees and their families and colleagues.
Rio Tinto continues to operate in China and is maintaining high levels of iron ore shipments from Australia.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Cont.../
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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